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SEC FILE NUMBER
8- 51580

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davinci Capital Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Braintree Hill Park, Suite 206
(No. and Street)

Braintree	Massachusetts	02184
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry L. Howgate (207) 775-3451
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortin, Howgate & Harmon
(Name — *if individual, state last, first, middle name*)

210 Western Avenue	So. Portland	Maine	04106
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVINCI CAPITAL MANAGEMENT, INC., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Signature

Chairman

Title



Notary Public

Wendy J Paradis Maine Bar No 7246
Attorney at Law

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVINCI CAPITAL MANAGEMENT, INC.
BRAINTREE, MASSACHUSETTS

FINANCIAL REPORT
YEAR ENDED
DECEMBER 31, 2001

FORTIN, HOWGATE & HARMON
Certified Public Accountants
South Portland, Maine

DAVINCI CAPITAL MANAGEMENT, INC.
DECEMBER 31, 2001

INDEX

FORTIN, HOWGATE & HARMON
Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

February Fourteen
2 0 0 2

Independent Auditors' Report

Board of Directors
Davinci Capital Management, Inc.
Braintree, Massachusetts

We have audited the accompanying balance sheets of Davinci Capital Management, Inc. as of December 31, 2001 and 2000 and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Davinci Capital Management, Inc. at December 31, 2001 and 2000 and the results of its operations, cash flows, and changes in stockholders' equity for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information (Schedules 1 through 3) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fortin, Howgate + Harmon

DAVINCI CAPITAL MANAGEMENT, INC.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(See Independent Auditors' Report)

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash	$ 31,870	$ 91
Other Receivables	4,837	0
Total Current Assets	36,707	91
PROPERTY AND EQUIPMENT: (Note 1)		
Office Equipment	3,722	3,722
Less: Accumulated Depreciation	1,550	868
	2,172	2,854
OTHER ASSETS:		
Cash - Clearing Deposit (Note 2)	15,000	15,000
Investments (Note 3)	3,300	3,300
Organizational Costs Net of Amortization (Note1)	16,233	23,448
	34,533	41,748
TOTAL ASSETS	$ 73,412	$ 44,693
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts Payable	$ 6,014	$ 8,112
STOCKHOLDERS' EQUITY:		
Common Stock, No Par;		
Authorized 10,000 Class A Voting Shares and 10,000 Class B Non Voting Shares		
Issued 900 Class A Voting Shares	18,000	18,000
Paid in Capital	258,064	134,181
Retained Earnings (Deficit)	(208,666)	(115,600)
	67,398	36,581
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 73,412	$ 44,693

See Notes to Financial Statements.

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001 AND 2000
(See Independent Auditors' Report)

	2001	2000
REVENUES:		
Commission Income	$ 232,281	$ 354,249
Interest Income	0	9
	232,281	354,258
EXPENSES:		
Commission Expense	134,087	274,416
Consulting Services	9,442	0
Payroll and Other Taxes	13,985	19,421
Employee Benefits	1,989	7,124
Professional Fees	4,762	4,320
Administrative Salary	27,543	0
Rent	95,826	75,606
Equipment Leases	6,294	3,358
Utilities	1,212	1,346
Telephone	8,900	11,744
Insurance	3,402	4,680
Dues and Subscriptions	3,355	1,685
Postage and Shipping	1,187	624
Regulatory Expenses	0	10,485
Depreciation and Amortization	7,896	7,959
Interest Expense	29	572
Miscellaneous Expense	5,438	3,360
	325,347	426,700
NET (LOSS)	$ (93,066)	$ (72,442)

See Notes to Financial Statements.

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001 AND 2000
(See Independent Auditors' Report)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (93,066)	$ (72,442)
Adjustments to Reconcile Net Loss To Net Cash Provided by Operating Activities:		
Depreciation and Amortization	7,896	7,959
Changes in Assets and Liabilities:		
Employee Advances	(4,836)	0
Accounts Payable	(2,098)	4,332
Security Deposit	0	5,000
Net Cash Used by Operating Activities	(92,104)	(55,151)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Investments	0	(3,300)
Loan to Affiliated Company	0	38,000
Net Cash Provided By Investing Activities	0	34,700
CASH FLOWS FROM FINANCING ACTIVITIES:		
Paid in Capital	123,883	13,960
Net Cash Flows Provided by Financing Activities	123,883	13,960
NET INCREASE (DECREASE) IN CASH	31,779	(6,491)
CASH AT BEGINNING OF YEAR	91	6,582
CASH AT END OF YEAR	$ 31,870	$ 91

See Notes to Financial Statements.

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001 AND 2000
(See Independent Auditors' Report)

	Common Stock	Paid In Capital	Retained Earnings (Deficit)	Total
Balance - December 31, 1999	$ 18,000	$ 120,221	$ (43,158)	$ 95,063
Net Loss - 2000			(72,442)	(72,442)
Capital Contributions - 2000		13,960		13,960
Balance - December 31, 2000	18,000	134,181	(115,600)	36,581
Capital Contributions - 2001		123,883		123,883
Net Loss - 2001			(93,066)	(93,066)
Balance - December 31, 2000	$ 18,000	$ 258,064	$ (208,666)	$ 67,398

See Notes to Financial Statements.

DAVINCI CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity:

Davinci Capital Management, Inc. (the Company) was incorporated in December of 1998. The Company began preoperating activities in April of 1999 and received authorization from the National Association of Securities Dealers, Inc. to commence business operations in September of 1999. The Company is a broker-dealer engaged primarily in transactions in securities. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investor Protection Corporation).

Cash Equivalents:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment:

Expenditures for property and equipment, and for renewals and betterments which extend the originally estimated useful life of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense. When properties are disposed of, the related cost and accumulated depreciation are removed and, except in the case of trades, gain or loss is included in the results of operations.

Depreciation for financial reporting purposes is provided for principally on the straight line basis over the estimated useful life of the assets.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could defer from those estimates.

Organizational Costs:

Organizational and other preoperating costs are being amortized over a sixty month period.

Affiliation:

The outstanding captial stock of Davinci Capital Management, Inc. was owned one hundred percent by Invesmart of New England as of December 31, 2001.

NOTE 2 - CASH - CLEARING DEPOSIT

The Company has a $15,000 interest bearing cash deposit account with Fiserv Securities, Inc. Davinci is required to keep the account at $15,000 as long as it clears its transactions with Fiserv.

NOTE 3 - INVESTMENTS:

During the year 2000, the Company acquired warrants of The National Association of Securities Dealers, Inc. to purchase shares of The Nasdaq Stock Market, Inc.

As of December 31, 2001, there was no market for these investments and accordingly are considered non-allowable assets for purposes of net capital computation.

NOTE 4 - INCOME TAXES:

The Company and its parent, Invesmart of New England, have elected to participate in the filing of Federal and State income tax returns on a consolidated basis.

NOTE 5 - ADVERTISING:

Direct response advertising consists of various forms of media advertising.

NOTE 6 - NET CAPITAL REQUIREMENTS:

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, not exceed fifteen times net capital, as defined. At December 31, 2001, the Company's net capital for regulatory purposes was $40,856, which exceeded its required net capital of $5,000 by $35,856, and the percentage of aggregate indebtedness to net capital was 14.72%.

NOTE 7 - COMMITMENTS:

The Company leases its office space in Braintree, Massachusetts under a sublease agreement. The term of the lease is from July 1, 1999 to November 15, 2003.

Monthly lease payments are as follows:

7/1/99 - 5/31/00	$ 5000 per month
6/1/00 - 5/31/01	$ 7500 per month
6/1/01 - 11/15/03	$ 8417 per month

In addition to the monthly lease payment, the Company is responsible for 28.00% of real estate taxes and operating expenses as defined.

ADDITIONAL INFORMATION

DAVINCI CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2001

CREDITS:		
Stockholders' Equity	$	67,398
DEBITS:		
Nonallowable Assets:		
Other Receivables		4,837
Property and Equipment		2,172
Investments		3,300
Organizational and Other Operating Costs		16,233
Total Debits		26,542
Total Capital		40,856
MINIMUM NET CAPITAL - THE GREATER OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $401 OR $5000.		5,000
EXCESS NET CAPITAL	$	35,856
TOTAL AGGREGATE INDEBTEDNESS:		
Accounts Payable	$	6,014
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPIT		14.72%

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing with the computation included in this report.

DAVINCI CAPITAL MANAGEMENT, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
DECEMBER 31, 2001

NET CAPITAL AS REPORTED IN COMPANY'S DECEMBER 31, 2001 UNAUDITED FILING OF PART IIA OF FORM X-17A-5	$ 43,111
NET AUDIT ADJUSTMENTS	(2,255)
NET CAPITAL AS REPORTED ON SCHEDULE 1 OF THE ADDITIONAL INFORMATION	$ 40,856

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.

FORTIN, HOWGATE & HARMON
Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

February Fourteen
2 0 0 2

Board of Directors
Davinci Capital Management, Inc.
Braintree, Massachusetts

In planning and performing our audit of the financial statements of Davinci Capital Management, Inc. at and for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Davinci Capital Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedure for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Fortier, Hargate + Harman